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                                  EXHIBIT 12.1

                            PARK-OHIO HOLDINGS CORP.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (IN THOUSANDS, EXCEPT RATIO DATA)

 ....................................    1999         1998         1997           1996           1995
                                        ----         ----         ----           ----           ----
Earnings from continuing operations
  before income taxes................  $28,418      $22,660      $19,199        $14,753        $12,913

Less capitalized interest............                (1,000)

Fixed charges........................   28,690       20,840       11,495          8,787          7,192
                                       -------      -------      -------        -------        -------

Earnings available for fixed
  charges............................  $57,108      $42,500      $30,694        $23,540        $20,105

Fixed charges:
Interest component
  of rent expense....................  $ 3,938      $ 2,352      $ 2,232        $ 1,584        $ 1,176

Interest expense.....................   24,752       17,488        9,101          6,947          5,911

Interest capitalized.................                 1,000

Amortization of deferred financing
  costs..............................       --(1)        --(1)       162            256            105
                                       -------      -------      -------        -------        -------

Total fixed charges..................  $28,690      $20,840      $11,495        $ 8,787        $ 7,192

Ratio of earnings to fixed
  charges............................      2.0x         2.0x         2.7x           2.7x           2.8x

(1) Included in interest expense